[LOGO]                                                 UMB Fund Services, Inc.
UMB                                                    803 West Michigan Street
INVESTMENT SERVICES GROUP                              Milwaukee, WI 53233
                                                       Phone 888.844.3350
                                                       Fax 414.271.9717
                                                       umbisg.com

February 1, 2005


U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE: UMB Scout Family of Funds (the "Funds") June 30, 2004 Form N-CSR
    ----------------------------------------------------------------


Dear Sir or Madam:

In response to comments raised by Ms. Cindy Rose in a telephone conversation on January 13, 2005, following are the Funds' responses. For your convenience in reviewing our response, we have included each of Ms. Rose's comments in boldface type, with the related response following immediately after each question.

IN THE SCHEDULE OF INVESTMENTS FOR THE SMALL CAP FUND INCLUDED IN THE JUNE 30, 2004 FORM N-CSR, "INDUSTRIALS" ARE SHOWN TO COMPRISE 29.8% OF TOTAL NET ASSETS. MS. ROSE ASKED IF THIS WAS ONE INDUSTRY OR IF MULTIPLE INDUSTRIES WERE INCLUDED IN THIS CATEGORY.

      Response: Multiple industries are included in the category titled "Industrials" in the Schedule of Investments for the Small Cap Fund included in the June 30, 2004 Form N-CSR. Future shareholder reports will list the industries included in any category in excess of 25% of total net assets.

MS. ROSE ASKED IF THERE WERE ANY SECURITIES HELD IN THE FUNDS AT JUNE 30, 2004 THAT WERE FAIR VALUED.

      Response: No securities held in the Funds at June 30, 2004 were fair valued. The Funds have Board approved fair value pricing procedures; however, due to the securities held fair value pricing is not often required.

IN THE STATEMENTS OF ASSETS AND LIABILITIES, MS. ROSE ASKED WHAT THE FIRST ITEM UNDER THE LIABILITIES, "DISBURSEMENTS IN EXCESS OF DEMAND DEPOSIT MONEY" REPRESENTED.

      Response: The amounts shown in the line item "disbursements in excess of demand deposit money" represent overdrafts in the Funds' custody accounts. The Funds have not entered into a formal agreement with the custodian; however, the Funds' Custody Agreement does allow for advances by the Custodian in the event any of the Funds' custody accounts are overdrawn. The Funds have not paid interest on the overdraft balances.

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

IN THE STATEMENTS OF OPERATIONS, MS. ROSE ASKED WHAT THE SECOND ITEM UNDER THE EXPENSES, "GOVERNMENT FEES" REPRESENTED.

      Response: The amounts shown in the line item "government fees" represent 24f-2 fees and state filing fees. Future shareholder reports will title this expense line item "registration fees".

MS. ROSE COMMENTED THAT THE STATEMENTS OF OPERATIONS IN THE JUNE 30, 2004 FORM N-CSR DID NOT INCLUDE FEE WAIVERS; THE FUNDS' OCTOBER 31, 2004 PROSPECTUS INCLUDED FEE WAIVERS IN TWO OF THE FUNDS.

      Response: The Statements of Operations included in the June 30, 2004 Form N-CSR did not include the fee waivers due to the Funds' unitary fee structure, the nominal amount of the fee waivers and the fact that the fee waivers were disclosed in the Notes to Financial Statements. Future fee waivers will be shown in the Statements of Operations in shareholder reports regardless of the amount of the fee waivers. Since the two Funds that had fee waivers, the UMB Scout Equity Index Fund and the UMB Scout Technology Fund, liquidated in December 2004, the June 30, 2004 Form N-CSR will not be re-filed.

THE EXPENSE RATIO INCLUDED IN THE FINANCIAL HIGHLIGHTS IN THE JUNE 30, 2004 FORM N-CSR SHOWS THE EXPENSE RATIO NET OF WAIVERS; NO FOOTNOTE IS INCLUDED IN THE FINANCIAL HIGHLIGHTS STATING THE EXPENSE RATIO IS NET OF WAIVERS.

      Response: The Funds' fee waivers were disclosed in the Notes to Financial Statements in the June 30, 2004 Form N-CSR. Future shareholder reports will include a footnote in the Financial Highlights if the Funds' expense ratios are net of waivers.

MS. ROSE COMMENTED THAT THE NUMBERS IN THE FEE TABLE INCLUDED IN THE FUNDS' OCTOBER 31, 2004 PROSPECTUS DID NOT FOOT.

      Response: The numbers in the fee table included in the Funds' October 31, 2004 prospectus are accurate in the printed version that was sent to shareholders; the Funds' 497 filing with the SEC is also accurate.

 NOTE 3 IN THE NOTES TO FINANCIAL STATEMENTS INCLUDED IN THE FUNDS' JUNE 30, 2004 FORM N-CSR DISCLOSES THE FEE WAIVERS IN EFFECT DURING THE FISCAL YEAR ENDED JUNE 30, 2004. MS. ROSE ASKED WHETHER THERE WAS A REIMBURSEMENT PLAN.

      Response: The Funds have no reimbursement plan for expenses waived.

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

If you have any additional questions or require further information, please feel free to contact the undersigned at (414) 221-6114 or Constance Dye Shannon at
(414) 226-2595. Thank you in advance for your time and consideration.

Sincerely,

/S/ Barbara J. Demmer

Barbara J. Demmer
UMB Scout Funds Treasurer and Secretary



Copy:  Edward J. McShane, Jr., UMB Scout Funds President
      James L. Moffett, UMB Scout Funds Principal Executive Officer Constance Dye Shannon, UMB Fund Services, Inc.

[LOGO]                                                 UMB Fund Services, Inc.
UMB                                                    803 West Michigan Street
INVESTMENT SERVICES GROUP                              Milwaukee, WI 53233
                                                       Phone 888.844.3350
                                                       Fax 414.271.9717
                                                       umbisg.com

February 1, 2005


U.S. Securities and Exchange Commission 450 Fifth Street N.W.
Washington, D.C. 20549

Re: UMB Scout Funds

Dear Sir or Madam:

In connection with responding to the comments of the Securities and Exchange Commission (the "Commission") concerning the UMB Scout Funds' (the "Funds") Form N-CSR for the period ended June 30, 2004, please note the following:

o The Funds are responsible for the adequacy and accuracy of the disclosure in the filings;
o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (414) 221-6114.

Sincerely,
UMB SCOUT FUNDS


By: /s/ Barbara J. Demmer
    ---------------------

Barbara J. Demmer
UMB Scout Funds Treasurer and Secretary

Copy: Edward J. McShane, Jr., UMB Scout Funds President
      James L. Moffett, UMB Scout Funds Principal Executive Officer Constance Dye Shannon, UMB Fund Services, Inc.